AMERICAS SILVER CORPORATION ANNOUNCES TRADING ON NYSE MKT TO COMMENCE JANUARY 19, 2017

TORONTO, ONTARIO – January 17, 2017 – Americas Silver Corporation (TSX:USA) (OTCQX:USAPD) (the “Company”)is pleased to announce that its common shares have been approved for listing on the NYSE MKT stock exchange in New York (the “NYSE MKT” ). Trading is expected to commence at the opening of the market on January 19, 2017, under the ticker symbol “USAS”. The Company’s common shares will continue to trade on the OTCQX until the close of the market on January 18, 2017.

"Listing on the NYSE MKT is an important milestone for Americas Silver which will create greater exposure among institutional and retail investors in the U.S. and internationally at this important time of growth for the Company," said Darren Blasutti, President and CEO.

About Americas Silver
Americas Silver Corporation is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. Americas owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

Cautionary Statement on Forward–Looking Information:
This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, a potential listing on the Exchange, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”,“ assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward– looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, orintended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:

Darren Blasutti, President and CEO
416–848–9503